U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                                January 31, 2024

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novo Nordisk A/S has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on January 31, 2024.

Sincerely,

/s/ Lars Fruergaard Jørgensen	/s/ Karsten Munk Knudsen
Lars Fruergaard Jørgensen President and chief executive officer	Karsten Munk Knudsen Executive vice president and chief financial officer